                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934

                          AMERICAN MEDICAL ALERT CORP.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    027904101
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                                 (CUSIP Number)

                                Gregory Fortunoff
                              200 East 72nd Street
                               New York, NY 11572
                                 (212) 848-0702
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                December 17, 2004
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             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

                                  SCHEDULE 13D

----------------------------------------                                       -------------------------------------
CUSIP NO. 027904101
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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gregory Fortunoff
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                    (a) [X]
                                                                                                              (b) [ ]
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*

         PF
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

         [ ]
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------- ------ -------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              693,500
       OWNED BY         ------ -------------------------------------------------------------------------------------
         EACH             8    SHARED VOTING POWER
      REPORTING
        PERSON                 0
         WITH           ------ -------------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               693,500
                        ------ -------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
-------- -----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         693,500
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [ ]
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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.6%
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  14     TYPE OF REPORTING PERSON*

         IN
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                                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

         The Schedule 13D filed August 5, 2003 (the "Schedule 13D") by Gregory
Fortunoff in connection with the shares of common stock, par value $.01 per share, of American Medical Alert Corp., a New York corporation, is hereby amended by this Amendment No. 1 to the Schedule 13D.

         Information contained in this Statement is as of the date hereof, unless otherwise expressly provided herein.

Item 1.  Security and Issuer.

         This Statement relates to shares of the Common Stock, $0.01 par value per share (the "Shares"), of American Medical Alert Corp., a New York
corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3265 Lawson Boulevard, Oceanside, New York 11572.

Item 2.  Identity and Background.

         (a)-(c) This Statement is filed by Gregory Fortunoff (the "Reporting
Person"). The Reporting Person's principal occupation is as a self-employed investor whose principal business address is at 200 East 72nd St., New York, NY
11572.

         (d)-(e) During the last five years, the Reporting Person has not been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         The funds for the purchase of the Shares reported herein by the
Reporting Person, when acquired, were acquired with personal funds.

Item 4.  Purpose of Transaction.

Item 4.  Purpose of Transaction.
------   ----------------------

         The Reporting Person intends to continually review the Issuer's business affairs and financial position and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review and other factors, the Reporting
Person may in the future take such actions with respect to his investment in the
Issuer as he deems appropriate in light of the circumstances existing from time to time. Such actions and strategies may include, but are not limited to: (i)
the purchase of additional Shares by the Reporting Person; (ii) the sale of all or a portion of the Shares held by the Reporting Person in the open market or in privately negotiated transactions to one or more purchasers; (iii) seeking to have the Reporting Person or one or more of his designated nominees appointed to the Board of Directors of the Issuer; (iv) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the
Issuer or any of its subsidiaries; (v) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (vi) material changes in the present capitalization of the Company; (vii) other material changes in the
Issuer's business or corporate structure; and (viii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

         The Reporting Person reserves the right to change his intentions with respect to all matters referred to in this Item 4.

         Except as otherwise set forth above, the Reporting Person has no plans to effect any of the transactions required to be described in Item 4 of Schedule
13D.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) The Reporting Person beneficially owns 693,500 Shares, which constitutes approximately 8.6% of the outstanding Shares. The percentage of
Shares reported beneficially owned is based upon 8,022,709 Shares outstanding as of November 10, 2004 as reflected in the Issuer's Form 10-QSB for the quarter ended September 30, 2004, as filed with the Securities and Exchange Commission on November 11, 2004. The Reporting Person has the sole power to vote and the sole power to dispose of the Shares reported herein. The number of Shares reported herein includes 3,500 shares issuable to the Reporting Person upon exercise of a warrant with an exercise price of $3.80 per share.

         (c) Please see Exhibit A for a listing of all of the transactions effected by the Reporting Person in the Shares during the 60 days prior to
December 17, 2004, and all subsequent transactions up to the date of this report, all of which were executed on the open market.

         (d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to
Securities of the Issuer.

         To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the
Reporting Person, and any other person, with respect to any securities of the
Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         1.   A description of the transactions in the Shares that were effected by the Reporting Person during the 60 days prior to December 17,
              2004, and all subsequent transactions up to the date of this report, is filed herewith as Exhibit A.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2005

/s/ Gregory Fortunoff
---------------------------
Gregory Fortunoff

                                  EXHIBIT INDEX

          1.   A description of the transactions in the Shares effected by the
               Reporting Person during the 60 days prior to December 17, 2004, and all subsequent transactions up to the date of this report.

                                 EXHIBIT A

TRANSACTIONS IN THE SHARES

ACTIVITY TYPE       QUANTITY       TRADE DATE     PRICE PER SHARE ($)
Buy                      500       10/19/2004                  4.108
Buy                      600       10/21/2004                4.10833
Buy                      100       10/25/2004                   4.13
Buy                     3800       10/26/2004                4.16171
Buy                     3300       10/27/2004                4.16303
Buy                      900       10/28/2004                4.21778
Buy                      700       10/29/2004                4.25429
Buy                     1600        11/1/2004                  4.305
Buy                     1200        11/2/2004                4.23333
Buy                     1800        11/3/2004                4.39111
Buy                    11700        11/4/2004                4.41675
Buy                     2900        11/5/2004                4.56759
Buy                      800        11/8/2004                4.60375
Buy                     6100        11/9/2004                4.61311
Buy                     1000       11/11/2004                4.59678
Buy                     2900       11/12/2004                4.57069
Buy                     2600       11/15/2004                4.52269
Buy                     3500       11/16/2004                  4.438
Buy                     3000       11/17/2004                  4.587
Buy                     4000       11/18/2004                  4.586
Buy                     3500       11/19/2004                4.46848
Buy                     4900       11/22/2004                4.47719
Buy                     1100       11/23/2004                4.45427
Buy                      400       11/24/2004                   4.46
Buy                     1100       11/29/2004                   4.45
Buy                      500       11/30/2004                   4.41
Buy                     5500        12/1/2004                4.45945
Buy                     1500        12/2/2004                4.40333
Buy                     2000        12/3/2004                   4.43
Buy                     2000        12/6/2004                    4.4
Buy                     2000        12/7/2004                 4.4345
Buy                     2400        12/8/2004                4.47125
Buy                     1600        12/9/2004                4.52187
Buy                     1000       12/10/2004                   4.55
Buy                     1000       12/17/2004                  4.832
Buy                     1000       12/20/2004                  4.716
Buy                     1000       12/21/2004                  4.655